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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Abraxas Petroleum Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

003830106
(CUSIP Number)

Franklin A. Burke
Post Office Box 950
Spring House, PA 19477
Telephone: (215) 643-9100

With a copy to:  Merrill R. Steiner, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  003830106

1.    Name of Reporting Persons.
I. R. S. Identification Nos. of above persons (entities only).
Franklin A. Burke
____________________________________________________________________________
2.    Check the Appropriate Box if a Member of a Group
      (a)
      (b) [X]

3.

4.    Source of Funds  PF, OO, and WC - See Item 3.

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [      ]

6.    Citizenship or Place of Organization:  United States Citizen

Number of Shares
Beneficially Owned
by Each Reporting
Person With:
7.    Sole Voting Power: 296,338

8.    Shared Voting Power: 1,842,292

9.    Sole Dispositive Power: 296,338

10.   Shared Dispositive Power: 3,195,421

11.   Aggregate Amount Beneficially Owned By Each Reporting Person: 3,491,759
12.   Check if the Aggregate Amount In Row (11) Excludes Certain Shares: [__]
13.   Percentage of Class Represented by Amount in Row (11): 8.17%

14.   Type of Reporting Person.  IN


Item 1.  Security and Issuer.
This statement relates to the common stock (par value $0.01 per share) ("Common Stock") of Abraxas Petroleum Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500
N. Loop 1604 East, San Antonio, TX  78232.

Item 2.  Identity and Background.
Franklin A. Burke
(a)   Name:  Franklin A. Burke.
(b)   Residence or business address: Post Office Box 950, Spring House, PA
      19477
(c) Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted: President & CEO, Burke, Lawton, Brewer & Burke, LLC, President, CEO and Sole Owner, BLB&B Advisors, LLC, Owner, Venture Securities Corporation, for each of the foregoing companies, Post Office Box 950, Spring House, PA 19477; and Director, Abraxas Petroleum Corporation, 500 N. Loop 1604 East, San Antonio, TX 78232.
(d) During the last five years, Franklin A. Burke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Franklin A. Burke has not been a party to a civil proceeding of a judicial or administrative body of contempt jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   Citizenship:  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has sole beneficial ownership of (1) 196,594 shares of Common Stock directly as record owner and through his Individual Retirement Account ("IRA") and (2) 87,000 shares of Common Stock through his ownership
of currently exercisable options to purchase such shares.   The source of
funds for this ownership were personal funds of the Reporting Person invested over time and shares and options granted to the Reporting Person by the Issuer of the Common Stock in connection with his serving as a Director of the Issuer.

The Reporting Person has joint beneficial ownership of 5,718 shares of Common Stock as record owner with his spouse, Elizabeth K. Burke, through their joint JTWROS account. The source of funds for this ownership was personal funds of the Reporting Person and his spouse invested over time.

The Reporting Person may be deemed to share beneficial ownership of 5,000 shares of Common Stock as guardian with Edward M. Drinker, a second guardian, of William E. Drinker through a guardianship account for the latter. Under the terms of the documents creating this guardianship, the Reporting Person shares discretion with Edward M. Drinker to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the guardianship. The source of funds for this ownership was a structured settlement in favor of William E. Drinker.

The Reporting Person may be deemed to have beneficial ownership of 1,500 shares of Common Stock as sole trustee of the William A. Roth (deceased) TUD dated 10-21-1988 fbo Charles M. Roth through a trust account for this trust. Under the terms of the declaration of trust, the Reporting Person has discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the trust. The source of funds for this ownership were funds belonging to the settlor of the Trust, William A. Roth (deceased).

The Reporting Person may be deemed to have beneficial ownership of 10,000 shares of Common Stock as sole trustee of a trust for the benefit of Marion
J. Hill-Kelly, who is a citizen of the United Kingdom. The trust was established in September 1986. Under the terms of the declaration of trust, the Reporting Person has discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the trust. The source of funds for this ownership was funds belonging to the settlor of the Trust, Marion J. Hill-Kelly.

The Reporting Person may be deemed to have beneficial ownership of 24,222 shares of Common Stock as one of five Foundation Directors of the Pleasantville Church Foundation (the "Fund") of the Pleasantville United Church of Christ (the "Church"), Chalfont, Pennsylvania. The Fund was established as a fund of the Church in December 1970 to aid senior members of the church with special needs. The Reporting Person shares with the other directors the discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the fund. The Reporting Person might not be deemed to have beneficial ownership of the shares held by this fund on the basis that the directors of this fund act by majority vote. The source of funds for this ownership was donations to the Fund primarily by members of the Church.

The Reporting Person may be deemed to have beneficial ownership of the following shares of Common Stock as joint trustee with his spouse of each of the following trusts of Venture Securities Corp. ("Venture"):

*	78,121 shares owned by the Venture Profit Sharing Plan Trust
(Voluntary) started June 30, 1975, last amended July 1, 1997. Under the terms of the declaration of trust, the Reporting Person has shared discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the trust. The source(s) of funds for this ownership were Funds from Venture to benefit Franklin A. Burke and Elizabeth K. Burke.
*	1,037,864 shares owned by the Venture Profit Sharing Plan Trust
(Designated), dated started June 30, 1975, last amended July 1, 1997. Under the terms of the declaration of trust, the Reporting Person has shared discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the trust. The source(s) of funds for this ownership were Funds from Venture to benefit Franklin A. Burke and Elizabeth K. Burke.
*	691,367 shares owned by the Venture Pension Plan Trust, dated started
June 30, 1975, last amended July 1, 1997. Under the terms of the declaration of trust, the Reporting Person has shared discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares for the benefit of the beneficiary of the trust. The source(s) of funds for this ownership were Funds from Venture to benefit Franklin A. Burke and Elizabeth
K. Burke.

The Reporting Person may be deemed to have beneficial ownership of 270 shares of Common Stock as the majority owner of Venture. The Reporting Person has discretion to dispose of, direct the disposition of, vote, and direct the voting of, such shares. The source of funds for ownership of these shares was working capital for the benefit of the company.

The Reporting Person may be deemed to have beneficial ownership of 1,353,129 shares of Common Stock as an owner and investment manager of BLB&B Advisors, LLC ("BLADV"), an investment adviser registered under Section 203 of the Advisers Act, as amended, which is solely owned by the Reporting Person. In its role as investment adviser or manager, BLADV possesses investment power over the assets of its clients (the "BLADV Clients"), including the shares of Common Stock, and, as an investment or portfolio manager of BLADV, the Reporting Person has discretion to dispose of or direct the disposition of such shares for the benefit of the BLADV Clients, respectively, within the limitations in the investment advisory agreement with the BLADV Client. The source(s) of funds for ownership of these shares were funds belonging to the BLADV Clients that were placed under the investment management of BLADV.

Note: The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Schedule 13D.

Item 4.  Purpose of Transaction.
This Schedule 13D is being filed by the Reporting Person for precautionary purposes because the Reporting Person serves as a Director of the Issuer of the Common Stock, and might be deemed, in acting as such Director, in the ordinary course of business, to have an influence or control over the management and policies of the Issuer. Consequently, the date of event that requires this filing is the same date of the filing of this statement.

The securities covered by this Schedule 13D were acquired by or granted to Franklin A. Burke on his own behalf and on behalf of his spouse, the guardianship, the trusts, the Fund, the investment advisers and their clients, respectively, as described above, for passive investment purposes of investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer. Franklin A. Burke's ownership of the Issuer's shares is largely due to the forced conversion of the Issuer's bonds into stocks.

The Reporting Person may in the future, respectively, on his own behalf and/or on behalf of his spouse, the guardianship, the trusts, the Fund, the investment advisers and/or their clients, for passive investment purposes, as described above, acquire beneficial ownership of shares of Common Stock of the Issuer, in the open market or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person in multiple transactions. Other than as described above, the Reporting Person does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a) For the Reporting Person, the response to Row 11 on the cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person, is incorporated herein by reference. The ownership percentages were calculated based on the 42,762,466 outstanding shares of Common Stock, as reported in a 10-Q filing with the Securities and Exchange Commission ("SEC") on March 9, 2007, plus the addition of exercisable options beneficially owned by the Reporting Person.
(b) For the Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote, is incorporated herein by reference.
      For the Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.
      For the Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.
      For the Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to vote or to direct the vote, is incorporated herein by reference.
(c)   Not applicable.
(d)   Not applicable.
(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Other than as disclosed above in Item 3, no person named in Item 2 herein has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material Filed as Exhibits.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By  Franklin A. Burke
Name:  Franklin A. Burke

Date:  April 20, 2007